UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940

PFS FUNDS NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of El Cajon and the state of California on the 13th day of January, 2012.

                                    PFS FUNDS
                                       With Respect to the Christopher Weil & Company Core
                                       Investment Fund and the Christopher Weil & Company
                                       Global Dividend Fund

By: /s/ Ross C. Provence Ross C. Provence Trustee and President

Attest: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Trustee, Secretary and Treasurer